Exhibit 3.1

STATE OF DELAWARE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TRANSPORTATION SYSTEMS HOLDINGS INC.

FIRST. The name of the corporation is Transportation Systems Holdings Inc. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the state of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 18,000,050,000, consisting of (i) 18,000,000,000 shares of common stock, par value of $0.01 per share and (ii) 50,000 shares of preferred stock, par value of $0.01 per share (“Preferred Stock”).

FIFTH. The board of directors is hereby empowered, without any action or vote by the Corporation’s stockholders, to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the DGCL.

SIXTH. The incorporator of the Corporation is Brittany Gurgle, whose mailing address is 191 Rosa Parks Street, 11th Floor, Cincinnati, Ohio 45202.